Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Gold to Release Third Quarter Financial Results on November 12, 2009

Halifax, October 28, 2009: Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and NYSE:GRS) is pleased to announce that the Company’s quarterly financial results for the three month period ended September 30, 2009 will be released before the market opens on Thursday, November 12, 2009. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Thursday, November 12, 2009 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Toll Free: 1-800-731-5319

When the Operator answers please ask to be placed into the Gammon Gold Third Quarter 2009 Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2812480

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, November 19, 2009 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-640-1917

Passcode: 4163838#

  North America Toll Free: 1-877-289-8525

Passcode: 4163838#

  Outside North America: 1-416-640-1917

Passcode: 4163838#

Archive Webcast:

The webcast will be archived for 365 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2812480 or via the Company’s website at www.gammongold.com.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of Gammon, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, "forecast", ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the closing of the Offering and the expenditure of the net proceeds therefrom, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Gammon’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Gammon. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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